Exhibit 99.4

Time Sensitive Materials

Depositary’s Notice of

2014 Annual General Meeting of Shareholders of

Ku6 Media Co., Ltd.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	48274B103.
ADS Record Date:	October 31, 2014.
Meeting Specifics:

2014 Annual General Meeting of Shareholders to be held on December 18, 2014 at 10:00 A.M. (Hong Kong time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong, and any adjournment thereof (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.
ADS Voting Instructions Deadline:	10:00 A.M. (New York City time) on December 12, 2014.
Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of Ku6 Media Co., Ltd., a company incorporated and existing under the laws of the Cayman Islands (the “Company”).
ADS Ratio:	100 ordinary shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, as amended from time to time by and among the Company, the Depositary and all Holders and Beneficial Owners.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M.
(New York City time) on December 12, 2014.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited
Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the
Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for the Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Deposited Securities, and the current Memorandum and Articles of Association of the Company, to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the Meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the Meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the proposals set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the Meeting. If the Depository receives Voting Instructions to “abstain”, such Deposited Securities represented by such holders of ADSs shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the current Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding such information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and shall not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

*As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of any applicable law and the current Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

2014 Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on December 12, 2014 (“ADS Voting Instructions Deadline”) for action to be taken.

2014 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Ku6 Media Co., Ltd. (the “Company”)

ADS CUSIP No.:	48274B103.
ADS Record Date:	October 31, 2014.
Meeting Specifics:

2014 Annual General Meeting of Shareholders to be held on December 18, 2014 at 10:00 A.M. (Hong Kong time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, as amended from time to time.
Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) (the “ADRs”) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the Meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the Meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the proposals set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the Meeting. If the Depository receives Voting Instructions to “abstain”, such Deposited Securities represented by such holders of ADSs shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the current Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSALS

PROPOSAL NO. 1:

To elect Xudong Xu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 2:

To elect Robert Chiu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 3:

To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 4:

To elect Jingfeng Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 5:

To elect Tongyu Zhou to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

PROPOSAL NO. 6:

To elect Songhua Zhang to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 7:

To elect Jiangtao Li to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 8:

To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

The Depositary has been advised by the Company that its Board of Directors recommends a FOR vote for all resolutions.

A	Proposals	Ku6 Media Co., Ltd.

	For	Against	Abstain		For	Against	Abstain
PROPOSAL NO. 1	☐	☐	☐	PROPOSAL NO. 5	☐	☐	☐

PROPOSAL NO. 2	☐	☐	☐	PROPOSAL NO. 6	☐	☐	☐

PROPOSAL NO. 3	☐	☐	☐	PROPOSAL NO. 7	☐	☐	☐

PROPOSAL NO. 4	☐	☐	☐	PROPOSAL NO. 8	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Abstentions by holders of ADSs shall not be included in the determination of number of votes cast and shall not be counted as votes for or against a proposal.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. In the case of joint holders, all holders should sign on the Voting Instructions. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

________________________________________	________________________________________	_________/_________/_______

2014 Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on December 12, 2014 (“ADS Voting Instructions Deadline”) for action to be taken.

2014 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Ku6 Media Co., Ltd. (the “Company”)

ADS CUSIP No.:	48274B996.
ADS Record Date:	October 31, 2014.
Meeting Specifics:

2014 Annual General Meeting of Shareholders to be held on December 18, 2014 at 10:00 A.M. (Hong Kong time) at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, as amended from time to time.
Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.
Custodian:	Citibank, N.A. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) (the “ADRs”) issued under the Deposit Agreement and evidencing the American Depositary Shares identified above (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the Meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the Meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives Voting Instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the proposals set forth in such Voting Instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the Meeting. If the Depository receives Voting Instructions to “abstain”, such Deposited Securities represented by such holders of ADSs shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the current Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

PROPOSALS

PROPOSAL NO. 1:

To elect Xudong Xu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 2:

To elect Robert Chiu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 3:

To elect Haifa Zhu to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 4:

To elect Jingfeng Chen to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 5:

To elect Tongyu Zhou to hold office as a director until the next annual general meeting of shareholders and until her successor is duly elected and qualified, or until her earlier removal, or earlier vacation of office.

PROPOSAL NO. 6:

To elect Songhua Zhang to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 7:

To elect Jiangtao Li to hold office as a director until the next annual general meeting of shareholders and until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office.

PROPOSAL NO. 8:

To approve, confirm and ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the independent auditor of the Company to hold office until the next annual general meeting of shareholders and the authorization of the Board of Directors of the Company to fix the auditor’s remuneration.

The Depositary has been advised by the Company that its Board of Directors recommends a FOR vote for all resolutions.

A	Proposals	Ku6 Media Co., Ltd.

	For	Against	Abstain		For	Against	Abstain
PROPOSAL NO. 1	☐	☐	☐	PROPOSAL NO. 5	☐	☐	☐

PROPOSAL NO. 2	☐	☐	☐	PROPOSAL NO. 6	☐	☐	☐

PROPOSAL NO. 3	☐	☐	☐	PROPOSAL NO. 7	☐	☐	☐

PROPOSAL NO. 4	☐	☐	☐	PROPOSAL NO. 8	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Abstentions by holders of ADSs shall not be included in the determination of number of votes cast and shall not be counted as votes for or against a proposal.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. In the case of joint holders, all holders should sign on the Voting Instructions. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

________________________________________	________________________________________	_________/_________/_______